Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Year Ended June 30,	2012	2011	2010	2009	2008

Earnings (a)
Earnings from continuing operations before income taxes	$22,267	$28,071	$25,013	$19,821	$23,814
Add: Fixed charges	435	349	207	88	151
Add: Cash distributions from equity method investments	74	14	14	85	10
Subtract: Income from equity method investments	27	110	18	81	62

Total Earnings	$22,749	$28,324	$25,216	$19,913	$23,913

Fixed Charges (b)
Interest expense	$345	$264	$146	$38	$106
Capitalized debt related expenses	35	31	5	0	0
Interest component of rental expense	55	54	56	50	45

Total Fixed Charges	$435	$349	$207	$88	$151

Ratio of Earnings to Fixed Charges	52	81	122	226	158

(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rental expense.